March 23, 2007

Room 4561

Mr. Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

      Re: Xyratex Ltd.
               Form 20-F for the Fiscal Year Ended November 30, 2006
               Filed February 20, 2007
               Form 6-K Filed January 4, 2007
               File No. 000-50799

Dear Mr. Barber:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Mark Kronforst
                         Accounting Branch Chief